Exhibit 99.1

TTI Telecom Announces Extraordinary General Meetings
of Shareholders to be Held on July 22, 2010

Rosh Ha'ayin, Israel, June 16, 2010 – TTI Team Telecom International Ltd. (NASDAQ: TTIL), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today that it will hold the Extraordinary General Meetings of (1) the holders of its ordinary shares on Thursday, July 22, 2010, at 10:00 a.m. (Israel time) (the "Ordinary Class Meeting"), (2) the holders of its preferred shares on Thursday, July 22, 2010, at 10:30 a.m. (Israel time) (the "Preferred Class Meeting"), and (3) all holders of ordinary and preferred shares, voting as one class, on Thursday, July 22, 2010, at 11:00 a.m. (Israel time) (the "General Meeting" and together with the Ordinary and Preferred Class Meetings, the "Meetings"). All Meetings will be held at the offices of the Company, 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel. The record date for the Meetings is June 22, 2010.

At each of the Meetings, shareholders will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of June 8, 2010 (the "Merger Agreement"), by and among TEOCO Corporation, a Delaware corporation ("Parent"), TEOCO Israel Ltd., an Israeli company and a wholly owned subsidiary of the Parent ("Merger Sub"), and TTI Telecom, the merger of Merger Sub with and into TTI Telecom (with TTI Telecom continuing as the surviving company) (the "Merger") and other the transactions contemplated by the Merger Agreement, all as will be more fully described in the proxy statement that will be mailed to shareholders (the "Merger Proposal").

If the Merger Proposal is approved and the Merger is subsequently consummated, the outstanding ordinary shares and preferred shares of TTI Telecom will be automatically converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to $3.00, which amount maybe increased or decreased at the closing of the Merger Agreement to the extent that TTI Telecom’s cash balance immediately prior to the closing is above or below the respective agreed upon amounts, and will be decreased to the extent TTI Telecom’s transaction expenses are above an agreed upon amount.   However, these adjustments may not result in the purchase price per share being lower than $2.90, without interest.

The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of (1) the ordinary shares present (in person or by proxy) at the Ordinary Class Meeting and voting on such matter (not including abstentions and broker non-votes), (2) the preferred shares present (in person or by proxy) at the Preferred Class Meeting and voting on such matter (not including abstentions and broker non-votes), and (3) the ordinary and preferred shares present (in person or  by proxy) at the General Meeting and voting on such matter (not including abstentions and broker non-votes).

TTI Telecom will send its shareholders of record a proxy statement describing the matters to be voted upon at the Meetings, along with a proxy card enabling them to indicate their vote thereon. TTI Telecom will also file the proxy statement with the Securities and Exchange Commission on Form 6-K in the next few days.

Additional Information and Where to Find It

In connection with the extraordinary general meetings, TTI Telecom will mail to its shareholders of record a proxy statement in the next few days describing the various matters to be voted upon at the meeting. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING WITH RESPECT TO THE POTENTIAL ADJUSTMENTS IN THE PER SHARE MERGER CONSIDERATION. The proxy statement and other documents may be obtained for free from the Company’s Web site at www.tti-telecom.com/investor-relations or by directing such request to TTI Investor Relations below.

About TTI Telecom

TTI Team Telecom International Ltd. is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward-Looking Statements

Certain statements in this press release, including but not limited to those relating to the proposed merger transaction, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of TTI Telecom to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the merger transaction will be completed; the potential adjustments to the purchase price per share; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; costs and potential litigation associated with the merger transaction; the failure of either party to meet the closing conditions set forth in the merger agreement; risks that the proposed merger transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; the distraction of management and TTI Telecom resulting from the proposed transaction; and the other risk factors discussed from time to time by TTI Telecom in reports filed or furnished with the Securities and Exchange Commission ("SEC").

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except for TTI Telecom's ongoing obligations to disclose material information under the federal securities laws, TTI Telecom undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

TTI Investor Relations Contact:

For more information, please visit www.tti-telecom.com

Rebecca (Rivi) Aspler
Investor Relations Manager
TTI Telecom
T:  +972-3-926-9093
M: +972-54-777-9093
F:  +972-3-926-9574
rebecca.aspler@tti-telecom.com